REQUEST FOR WITHDRAWAL


         The undersigned Registrant respectively requests, pursuant to Rule 477 under the Securities Act of 1933, that Post-Effective Amendment No. 7 to its Registration Statement on Form N-1A (File No. 333-20635) be withdrawn. The Post-Effective Amendment was filed primarily for the purpose of permitting the Registrant to offer shares in two new Funds. The Registrant has now concluded that it does not desire to offer shares in those two new Funds at this time, and, therefore does not wish the Post-Effective Amendment to become effective. Registrant will continue to offer shares of its existing Funds, pursuant to its existing Prospectus and Statement of Additional Information, both dated July 12, 1999. To permit the Post-Effective Amendment to become effective may result in confusion among investors regarding the two new Funds which will not be offered. Accordingly, the Registrant believes that withdrawal of the Post-Effective
Amendment is consistent with the public interest and the protection of investors.

         Respectfully, submitted this 6th day of October, 1999.

                                                  ORBITEX GROUP OF FUNDS

                                                  By     /s/ M. Fyzul Khan
                                                    ----------------------------
                                                        M. Fyzul Khan, Secretary